Aurora Cannabis Joint Partnership with Wagner Dimas Disrupts Pre-Roll Market

Entering High-Volume, High-Margin Product Category with Industry-Leading Technology

TSX: ACB

EDMONTON, July 11, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has entered into an agreement with Wagner Dimas Inc. ("Wagner Dimas") the transaction includes cash and the issuance of common shares of Aurora relative to the achievement of certain milestones for the joint commercialization of Wagner Dimas's technology. This technology targets the high-volume, higher-margin pre-rolled segment of the cannabis market.

Under the terms of the agreement, Aurora and Wagner Dimas will form a new Canadian entity to which Wagner Dimas has agreed to assign intellectual property with exclusive rights to Aurora. The transaction is subject to completion of definitive agreements, delivery of certain equipment from Wagner Dimas to Aurora - expected within the next 21 days - as well as customary TSX and regulatory approvals.

Aurora has identified the pre-roll market segment as a high-volume, higher-margin opportunity. BDS-Analytics, for instance, determined that pre-rolls account for 12% of total revenue generated from the adult consumer market in Washington State (2017). Wagner Dimas produced over 5 million pre-rolls in 2017, and, following scale-up to a new facility, the company is on pace to produce over 50 million pre-rolls in 2018 for the Californian market alone. Furthermore, the Wagner Dimas technology enables the production of over 75 different pre-rolled product types, addressing a wide variety of market demands. Wagner Dimas provides pre-rolls to a wide range of the most popular brands in the California market.

Management Commentary

"Aurora searched the globe for scalable pre-roll technologies, and ended up in California, which has the best-established pre-roll market with the highest demand," said Terry Booth, CEO. "Wagner Dimas was selected due to its market-leading, unique, patented technology and proprietary processes that enable the massive-scale production of high-quality joints. The proven Wagner Dimas technology provides us with significant competitive advantages in this high-volume, high-margin segment of the cannabis market. We will be able to meet Canadian consumer demand, and, additionally, with a capacity of over 100,000 pre-rolls per machine per day, we have phenomenal scalability to rapidly expand production and service growing demand in the global market. This agreement enables the creation of another Aurora product category to our growing portfolio of value added brands."

Dean Arbit, CEO of Wagner Dimas, added, "This agreement launches Wagner Dimas onto the global stage. Wagner Dimas is delighted to partner with Aurora, the industry innovation leader with a large and rapidly growing domestic and international footprint, to advance the development and commercialization of our next generation of manufacturing technology. In addition to the adult consumer market for traditional joints, this technology also provides us with the ability to further serve global CBD market demand, which is experiencing unprecedented growth and acceptance."

Under the terms of the agreement, the new company will be owned 40.5% by Aurora and 59.5% by Wagner Dimas. Additionally, Aurora will be granted exclusive licenses to the pre-roll technology subject to certain conditions.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. Aurora, from day one of its existence, has been steadfast in its respect for the cannabis community, the culture and its pioneers, as well as has been a strong supporter of and advocate for access to cannabis.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to our rapid organic growth to over 1000 employees world-wide, and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For detailed investor information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: a) the popularity and success of the sale of pre-rolled cannabis in the domestic market b) the completion of definitive agreements, c) the delivery of equipment from Wagner Dimas to Aurora, and d) the completion of the Transaction. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/July2018/11/c1430.html

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com, Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:30e 11-JUL-18